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EXHIBIT 21.1

SYMMETRICOM, INC.

SUBSIDIARIES OF THE COMPANY

Analog Solutions, Inc., a California corporation
Telecom Solutions, Inc., a Delaware corporation
Symmetricom Puerto Rico, Inc., a Delaware corporation
Symmetricom, Ltd, a United Kingdom corporation
Navstar Systems Ltd., a United Kingdom corporation
Manufacturing Solutions (Puerto Rico), Inc., Delaware corporation
Symmetricom Hong Kong, Limited, a Hong Kong corporation
Silicon General International Sales Corporation, a California corporation